Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	michael@kromelaw.com

Cheryl A. Krome
Ronald Krome
Legal Assistants

January 31, 2008

Sara Kalin, Esq.
Branch Chief, Office of Structured Finance Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Falcon Media Services, Inc.
Registration Statement on Form SB-2
Filed: January 2, 2008
File No. 333-148425

Dear Ms. Kalin:

Enclosed herewith for filing on behalf of Falcon Media Services, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form SB-2, marked to show the changes to the Company’s Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on January 2, 2008.

We received your letter of January 29, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 29, 2008, for Registration Statement on Form SB-2, for Falcon Media Services, Inc.
January 31, 2008

Comment

General
1. You disclose variously on pages 10-11 and elsewhere in your Form SB-2 that in 2004, you obtained rights to deliver audio-visual images of the F.A. Premier League football games over mobile phones to the Middle East, a region defined in the agreement to include Iran, Sudan, and Syria. Also, you state that while conducting the due diligence for that project, you "introduced" your company to the major telecom companies in the Middle East. You state on page F-10 that during the fiscal year ended July 31. 2006 and July 31, 2007 you continued with your marketing and capital formation activities to seek business opportunities in the Middle East. We note also the disclosure on pages 3 and F -7 that your business objective is to provide sports and event-related content and services “throughout” the Middle East across the mobile phone network, through joint ventures and other licensing arrangements. Finally, you disclose on page 12 that currently you are negotiating to become the exclusive marketing agent in Europe for the sports-related travel products and services of a Bahrain-based company that will provide entertainment event-related travel services to customers in the Middle East.

Your filing does not include any specific information regarding contacts with Iran, Sudan, and Syria, countries that are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them. We may have further comments upon review of your responses.

Response

The Company has had no contact of any type with Iran, Sudan, and Syria. We are inserting the following section into the disclosure of the Registration Statement, on Page 11:

“Our agreement with the F.A. Premier League for the exclusive three-year right to broadcast the audio-visual images to the Middle East during the F.A. Premier League season included many countries, including Iran, Sudan, and Syria. The Company has had no contact whatsoever with any individuals, or the governments of Iran, Sudan, and Syria in the past, or present and no contact through direct arrangements, or indirect arrangements, other than with F.A. Premier League. Our Agreement with F.A. Premier League is/was to distribute its information in a broad manner, with no control over where the end user is located. We have not provided any products or services, nor had any contact with the governments of Iran, Sudan, and Syria or entities controlled by the governments of Iran, Sudan, and Syria.”

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of January 29, 2008, for Registration Statement on Form SB-2, for Falcon Media Services, Inc.
January 31, 2008

Comment

Exhibit 5.1
2. Please delete the language in the fourth paragraph of Exhibit 5.1 which states legal counsel's membership in the State of New York and qualifies the opinions to the laws of the State of New York as this language serves as a disclaimer to an opinion concerning the laws of the United Kingdom.

Response
We have revised the Fourth paragraph of Exhibit 5.1 to remove the language as requested.

This letter responds to all comments contained in your letter of January 29, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc: Falcon Media Services, Inc.